UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 7, 2018

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM Airlines Group reports preliminary monthly statistics for July 2018

Santiago, Chile, August 7, 2018– LATAM Airlines Group S.A. and its subsidiaries, (“LATAM Airlines Group” or “the Company”) (NYSE: LTM / IPSA: LTM), the leading airline group in Latin America, today reported its preliminary monthly traffic statistics for July 2018 compared to July 2017.

System passenger traffic increased 1.1%, while capacity rose by 3.6%. As a result, the Company’s load factor for the month fell 2.1 percentage points to 84.0%. International passenger traffic accounted for approximately 57% of the month’s total passenger traffic.

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

	July				Year to Date by July
	2018	2017	% Change		2018	2017	% Change

LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	10,716	10,599	1.1%		68,195	66,527	2.5%
DOMESTIC SSC (1)	1,845	1,764	4.6%		11,284	10,919	3.3%
DOMESTIC BRAZIL (2)	2,765	2,776	-0.4%		17,322	17,011	1.8%
INTERNATIONAL (3)	6,106	6,060	0.8%		39,590	38,597	2.6%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	12,751	12,305	3.6%		81,612	78,684	3.7%
DOMESTIC SSC (1)	2,247	2,132	5.4%		13,740	13,453	2.1%
DOMESTIC BRAZIL (2)	3,289	3,272	0.5%		21,539	20,833	3.4%
INTERNATIONAL (3)	7,215	6,901	4.6%		46,333	44,398	4.4%

PASSENGER LOAD FACTOR
SYSTEM	84.0%	86.1%	-2.1	pp	83.6%	84.5%	-1.0	pp
DOMESTIC SSC (1)	82.1%	82.7%	-0.6	pp	82.1%	81.2%	1.0	pp
DOMESTIC BRAZIL (2)	84.1%	84.8%	-0.8	pp	80.4%	81.7%	-1.2	pp
INTERNATIONAL (3)	84.6%	87.8%	-3.2	pp	85.4%	86.9%	-1.5	pp

PASSENGERS BOARDED (thousand)
SYSTEM	6,216	6,170	0.7%		38,952	38,083	2.3%
DOMESTIC SSC (1)	2,188	2,095	4.5%		13,228	12,679	4.3%
DOMESTIC BRAZIL (2)	2,558	2,588	-1.2%		16,147	16,063	0.5%
INTERNATIONAL (3)	1,470	1,488	-1.2%		9,577	9,340	2.5%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	312	276	12.9%		2,069	1,886	9.7%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	574	533	7.8%		3,778	3,548	6.5%

CARGO LOAD FACTOR
SYSTEM	54.3%	51.9%	2.4	pp	54.8%	53.1%	1.6	pp

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering air services to around 140 destinations in 25 countries, and is present in six domestic markets in Latin America: Argentina, Brazil, Chile, Colombia, Ecuador and Peru, in addition to its international operations in Latin America, Europe, the United States, the Caribbean, Oceania and Africa.

The Group employs over 42.000 people worldwide, operating more than 1,300 flights per day and transporting 67 million passengers per year.

LATAM Airlines Group has a young and modern fleet. Its 314 aircraft average an age of around seven years and feature the latest models including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airlines group in Latin America and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2017, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the fourth consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via www.latamairlinesgroup.net

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Argentina, Ecuador and Colombia.
(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.
(3)	International = International passenger operations of LAN and TAM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2018	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsín
	Name:	Ramiro Alfonsín
	Title:	CFO